

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2012

Via E-mail
Weng Kung Wong
Chief Executive Officer
Prime Global Capital Group Incorporated
11-2, Jalan 26/70A, Desa Sri Hartamas
50480 Kuala Lumpur, Malaysia

> **Re:** **Prime Global Capital Group Incorporated**
> **Form 10-K for the Fiscal Year Ended October 31, 2011**
> **Filed January 31, 2012**
> **File No. 000-54288**

Dear Mr.Wong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2011

General

1.   We note that on the facing page of your annual report filed January 31, 2012 you indicate you are an "accelerated filer"; however, on your amended annual report filed on February 1, 2012 you indicate you are both an "accelerated filer" and a "smaller reporting company." Please clarify whether you are both an accelerated filer and a smaller reporting company for the period ending October 31, 2011, and whether you will provide optional scaled disclosure allowed for smaller reporting companies. We note affirmative statement throughout your annual report that you are a smaller reporting company, with no mention of your transition to accelerated filer status.

Weng Kung Wong
Prime Global Capital Group Incorporated
April 17, 2012
Page 2

2.	We note that your stock price is significantly higher on a per share basis than the price per share paid by your accredited investors in your unregistered sales that occurred in September 2010, November 2010, and February 2011. We also note that your stock price is significantly higher than your book value per share. Please revise to discuss these disparities and the significant dilution that may result should an investor acquire your shares on the OTC Bulletin Board or any other market. Your disclosure should also clarify whether the closing prices of your common stock is related to a small number of transactions in an illiquid market for your securities and whether you or your affiliates have any relationships with the purchasers of the shares in these transactions.

3.	We note from the facing page that you qualify as an accelerated filer. Tell us what consideration you gave to providing a Sarbanes-Oxley Section 404 auditor attestation report as described in Item 308(b) of Regulation S-K.

Facing Page

4.	You indicate that you do not have a class of securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. However, it appears your common stock is registered under Section 12(g), pursuant to a Form 8-A filed on March 3, 2011. Please revise accordingly or advise.

5.	We note that you have not disclosed information regarding your public float required to be disclosed on the facing page of your Form 10-K. Please state the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of your most recently completed second fiscal quarter.

Description of Business, page 3

6.	You indicate that your software and consumer goods business segments, both related to your social networking site, represent approximately 77% and 20%, respectively, of your revenue, yet you have not provided a description of these businesses that is responsive to Item 101(c) or Item 101(h)(4) of Regulation S-K. The business section will require significant revision. Please amend your filing to provide disclosure regarding these business segments that complies with Item 101 of Regulation S-K. Also, in light of your apparent prospective focus on your palm oil and real estate businesses, please revise to clarify whether you plan to continue your software and consumer goods businesses.

7.	For each business segment, please include clarifying disclosure regarding the material portion of the business—for example, without limitation, principal operations, customers, suppliers and vendors—located in and outside of Malaysia. Consider expanding your discussion of government regulations and including risk factor disclosure as warranted to the extent material portions of your business are conducted outside of Malaysia.

8.   Please expand your business section to provide a more detailed description of your variable interest entity agreements with Virtual Setup Sdn. Bhd ("VSSB") that enable you to control its palm oil plantation business. Please discuss the reasons for the VIE structure, clarify how these agreements provide you control and explain how you derive revenue or earnings from the arrangements. Please provide in an appropriate location a comprehensive discussion of any regulatory framework that prevents direct ownership by either UHT or your U.S. corporate entity and discuss any uncertainties with respect to the enforceability of the agreements.

Government Regulation, page 10

9.   Consistent with the above comment, please expand your disclosure as necessary to provide a comprehensive discussion of the regulatory framework in which you conduct your various lines of business. Your two-paragraph discussion appears to be limited to an overly generalized discussion of foreign and domestic laws and regulations affecting agricultural business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

10.   It appears that your shift in business focus constitutes a known trend, the impact of which should be specifically discussed in your MD&A. Please revise to provide a discussion of your various lines of business, the locations of operations for each business line, the extent to which you are transitioning away from or toward one or more of these businesses and how management expects any such transitions to impact your financial condition and results of operations. Your discussion should highlight material opportunities, challenges, risks and uncertainties associated with these changes in your business. Refer to SEC Release 34-48960 for additional guidance.

Executive Compensation, page 63

11.   Since you granted stock-based equity awards in your last fiscal year, please revise to provide the appropriate compensation tables. If you are a smaller reporting company, you may provide the table required by Item 402(p) of Regulation S-K in lieu of the disclosures in Items 402(d)-(g).

12.   It appears that Mr. Liong Tat Teh, your chief financial officer, was omitted from the summary compensation table as a named executive officer. In this regard, we note that his employment agreement provides for an annual base salary of U.S. $120,000. We note, however, that Mr. Teh was identified as a named executive officer for the fiscal year ended October 31, 2011 in the Definitive Proxy Statement filed on March 14, 2012. Please revise accordingly or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Maryse Mills-Apenteng, Special Counsel, at (202)-551-3457. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief